02048725

NO ACT
P.E 7-9-02
333-34770

July 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Act	34
Section	12(g)
Rule	
Public Availability	7-16-02

Re: PaeTec Corp. (the "Company")
Incoming letter dated July 9, 2002

Based on the facts presented, the Division will not raise any objection if the Company does not comply with the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act"), which arose at the end of the Company's 2000 fiscal year, with respect to options granted and to be granted pursuant to the Company's 1998 Incentive Compensation Plan and 2001 Stock Option and Incentive Plan in the manner and subject to the terms and conditions set forth in your letter. This position applies to the period beginning April 30, 2001 and will remain in effect until the Company first registers any class of its securities under the Securities Act of 1933 or until the Company becomes subject to the reporting requirements of the Exchange Act with respect to any other class of its securities.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response only represents the Division's position on enforcement and does not purport to express any legal conclusion on the question presented.

Sincerely,

David C. Lee
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2002

Richard J. Parrino
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, N.W.
Washington, D.C. 20004-1109

Re: PaeTec Corp

Dear Mr. Parrion:

In regard to your letter of July 9, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

HOGAN & HARTSON

L.L.P.

Writer's Direct Dial:
(703) 610-6174

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

July 9, 2002

BY HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

1934 Act
Section 12(g)
Section 12(h)

Re: PaeTec Corp.

Ladies and Gentlemen:

On behalf of PaeTec Corp., a Delaware corporation (the "Company"), we are writing to seek relief, in the form of either an exemptive order under Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or a no-action letter, from the registration requirements of Section 12(g) of the Exchange Act with respect to options to purchase shares of Class A common stock of the Company granted or to be granted under the PaeTec Corp. 1998 Incentive Compensation Plan (the "1998 Plan") and the PaeTec Corp. 2001 Stock Option and Incentive Plan (the "2001 Plan" and, together with the 1998 Plan, the "Option Plans"). As of December 31, 2000, there were more than 500 record holders of options granted under the Option Plans. As of the same date, the Company had total assets in excess of \$10 million. The Company first had more than 500 record holders of options and more than \$10 million in total assets as of the last day of its 1999 fiscal year (December 31, 1999).

This letter replaces our letter to you dated April 30, 2001. In connection with this request, the Company has provided us with, and authorized us to make on its behalf, the following factual representations.

I. BACKGROUND

A. The Company

The Company was incorporated in May 1998. Through its subsidiaries, the Company provides integrated communications services, including voice and data services and a variety of voice and data programs and network operations services, to medium-sized and large businesses, institutions and other intensive users of communications services in over 25 markets throughout the United States. As of June 30, 2001, the Company had approximately 980 full-time employees. As of December 31, 2000, the Company had approximately $263 million in total assets. All of the Company's existing subsidiaries are directly or indirectly wholly owned by the Company.

B. Authorized and Outstanding Capital Stock

The Company's authorized capital stock consists of (1) 75,000,000 shares of Class A common stock, (2) 7,500,000 shares of Class B common stock and (3) 200,000 shares of preferred stock.

The outstanding shares of Class B common stock are beneficially owned exclusively by members of the Company's senior management and by trusts or family foundations they have established. The Class A common stock and Class B common stock have the same powers, preferences and rights, except as follows:

- holders of Class A common stock are entitled to one vote per share and holders of Class B common stock are entitled to 20 votes per share;
- the holders of Class B common stock are entitled to elect three directors;
- the affirmative vote of the holders of a majority of the outstanding Class B common stock is required to approve specified amendments to the Company's certificate of incorporation and bylaws; and
- each share of Class B common stock is convertible into one share of Class A common stock in circumstances specified in the Company's certificate of incorporation.

The shares of Series A preferred stock are convertible into shares of Class A common stock in circumstances specified in the Company's certificate of incorporation. As of June 30, 2001, the Series A preferred stock was convertible into approximately 18,560,000 shares of Class A common stock.

As of June 30, 2001, the Company had outstanding 25,275,376 shares of Class A common stock, 2,635,000 shares of Class B common stock and 134,000 shares of Series A preferred stock. As of that date, the Class A common stock was held of record by 433 stockholders, the Class B common stock was held of record by 11 stockholders and the Series A preferred stock was held of record by 12 stockholders. All of the Series A preferred stock is held of record by institutional investors. Offers and sales of the Class A common stock, the Class B common stock and the Series A preferred stock by the Company were made without registration under the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemptions from registration provided by Section 4(2) of the Securities Act and Regulation D and Rule 701 thereunder.

We are of the opinion that neither the common stock nor the preferred stock is part of the same class of securities as options granted or to be granted under the Option Plans. Accordingly, the scope of relief requested herein on behalf of the Company does not include the Class A common stock, the Class B common stock or the Series A preferred stock.

The Class A and Class B common stock issued by the Company to its executive officers at the time of its inception in 1998 is subject to a risk of forfeiture in certain circumstances. A stock rights agreement between the Company and each such executive officer generally provides that, if the executive officer voluntarily resigns or is terminated for cause before the fourth anniversary of the date the Company hired the executive officer, the Company will have the right to repurchase a portion of the common stock covered by the agreement.

Except for the Option Plans and as set forth above, the Company has not adopted any equity incentive compensation plan for directors or employees of the Company or its subsidiaries.

C. Withdrawn Initial Public Offering

On April 14, 2000, the Company filed a registration statement on Form S-1 (File No. 333-34770) with the Securities and Exchange Commission (the "Commission") covering the initial public offering of the Class A common stock. The Company amended the registration statement on August 14, 2000, October 18, 2000 and December 8, 2000 in response to comments received from the Commission staff. In January 2001, the Company determined that, due to adverse market conditions, it would not be in the Company's best interest to proceed with the initial public offering at that time. The Commission approved the Company's withdrawal of its registration statement effective as of January 12, 2001. Although the Company currently expects that it will complete an initial public offering of the Class A common stock in the future, it does not currently have any specific plans, contractual arrangements or established timetables for doing so.

II. SUMMARY OF OPTION PLANS

The Company has granted options to eligible participants under the 1998 Plan and the 2001 Plan, both of which are broad-based compensatory benefit plans within the meaning of Rule 701 under the Securities Act ("Rule 701"). Although the 1998 Plan remains in effect and options granted under the 1998 Plan remain outstanding, the Company ceased making awards under the 1998 Plan as of February 28, 2001 and currently is making awards only under the 2001 Plan.

All holders of outstanding options under the Option Plans are either employees or directors of the Company or of a "majority-owned subsidiary" of the Company within the meaning of Rule 701 (a "majority-owned subsidiary").

Each outstanding option granted under the Option Plans is evidenced by an individual option agreement between the Company and the optionholder. The option agreement states the terms and conditions of each option, including the number of shares of Class A common stock issuable upon exercise, the exercise price, the option term, the vesting provisions and the restrictions on transfer. The option agreement further provides that the option grant is subject to the terms and conditions of the applicable Option Plan.

The Company has not adopted or proposed for adoption any stock option plan other than the Option Plans. As of June 30, 2001, there were outstanding non-compensatory options to purchase 18,830 shares of Class A common stock that were granted outside of the Option Plans as part of a plan of merger to one former securityholder of a business acquired by the Company in 1999 who did not become an employee of the Company. The Company granted these options in exchange for warrants to acquire common stock of the acquired business held by the securityholder at the time of the merger. In addition, the Company in 1999 granted to a non-employee director an outstanding option to purchase 10,000 shares of Class A common stock outside of the 1998 Plan, which was the only Option Plan then in effect, because participation in the 1998 Plan is limited to employees. This option was fully vested and became exercisable on the first anniversary of the option grant date.

A. 1998 Plan

In July 1998, the Company's board of directors adopted the 1998 Plan for the purpose of promoting the interests of the Company by providing current and future employees of the Company and its subsidiaries with an equity or equity-based interest in the Company, so that the interests of the Company's employees would be more closely aligned with the interests of the Company's stockholders. The 1998 Plan was approved by the Company's stockholders in July 1998, and an aggregate of 4,300,000 shares of Class A common stock were made available for issuance under that plan. The 1998 Plan has been amended to increase the number of shares of Class A common stock available for issuance under the 1998 Plan to 5,300,000 shares.

The Company's policy has been to grant stock options to substantially all employees of the Company and its majority-owned subsidiaries. As of December 31, 2000, options to purchase 4,055,946 shares of Class A common stock were outstanding under the 1998 Plan. These options were held of record by 964 current and former employees of the Company and its subsidiaries. As of June 30, 2001, options to purchase 4,160,488 shares of Class A common stock were outstanding under the 1998 Plan. These options were held of record by 1,271 current and former employees of the Company and its majority-owned subsidiaries.

Options under the 1998 Plan to purchase a total of 282,576 shares of Class A common stock have been exercised by a total of 103 employees of the Company and its majority-owned subsidiaries. The Company currently has determined not to permit further option exercises under the 1998 Plan until such date as the Company becomes a reporting company under the Exchange Act with respect to any class of its securities, although the Company has reserved the right to permit option exercises to resume at an earlier date.

The following is a summary of the material terms of the 1998 Plan, the current option agreements executed under the 1998 Plan and the outstanding options granted under the 1998 Plan. Notwithstanding any provision of the 1998 Plan summarized in this letter or otherwise (including any provision relating to eligible participants in the plan or the terms of options granted under the plan), the Company agrees that, if it resumes option grants under the 1998 Plan, it will make all such option grants in a manner consistent with the basis upon which the relief requested herein is granted for so long as the Company relies upon such relief.

1. Participation in the 1998 Plan is limited to employees of the Company and any majority-owned subsidiary of the Company.

2. The 1998 Plan provides that awards may be made under the plan until June 30, 2008. However, although the 1998 Plan remains in effect and options granted under the 1998 Plan remain outstanding, the Company ceased making awards under the 1998 Plan as of February 28, 2001. Although the Company has no current intention to do so, it may resume making option grants under the 1998 Plan at a future date.

3. Eligible participants under the 1998 Plan may receive stock options (which may be either incentive stock options or non-qualified stock options) or stock appreciation rights. The Company has granted only stock options under the 1998 Plan. Notwithstanding any provision of the 1998 Plan summarized in this letter or otherwise, the Company agrees that, if it makes awards of stock appreciation rights under the 1998 Plan, it will make all such awards subject to the same restrictive provisions as those that apply to stock options granted under the 1998 Plan.

4. The 1998 Plan is administered by a committee of the Company's board of directors. Subject to the provisions of the 1998 Plan, the plan administrator has the discretion to determine which participants receive options, the type of option granted, the provisions of each option granted and the number of shares of Class A common stock with respect to which an option is granted. The plan administrator also has the power to interpret the 1998 Plan and the options granted under it.

5. Each option represents the right to purchase the number of shares of Class A common stock at an exercise price and at the times provided in the 1998 Plan or the individual option agreement.

6. The options expire ten years after the grant date, subject to earlier expiration for certain optionholders pursuant to the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), and to earlier termination in certain circumstances described below.

7. The options may be exercised only to the extent vested. Vesting provisions of individual options may vary.

- Options granted from July 1, 1998 through December 31, 1999 typically vest and become exercisable with respect to 60% of the shares subject to the option in four equal annual installments beginning either on the option grant date or the commencement date of the optionholder's employment and with respect to 40% of the shares subject to the option in four equal annual installments beginning on January 1, 2000.

- Options granted from January 1, 2000 through February 28, 2001 typically vest and become exercisable in four equal annual installments beginning on the first anniversary of either the option grant date or the commencement date of the optionholder's employment.

- Options granted to employees of a business acquired by the Company in 1999 in exchange for stock options of the acquired business vested and became exercisable in full on the option grant date.

8. Except as otherwise described in this paragraph, the portion of any option that is not vested and exercisable will terminate in the event of the termination of the optionholder's employment for any reason. Option agreements with some employees contain non-competition covenants which, if not waived by the Company, provide that the options will remain outstanding and will continue to vest and become exercisable during the one-year term of the covenant. In addition, in several cases in which the termination of employment has resulted from the death of the optionholder, the plan administrator has accelerated vesting in order to facilitate exercise by the optionholder's estate, heir or devisee.

9. If an optionholder's employment is terminated, the optionholder is permitted to retain the vested portion of the optionholder's options. The period during which the options may be exercised depends on the circumstances of the optionholder's termination.

- If an optionholder's employment is terminated, other than by death or disability, the optionholder may exercise the vested portion of any option during its term until the later of 30 days following the employment termination date or 30 days following expiration of the term of any non-competition covenant contained in the individual option agreement.

- If an optionholder's employment is terminated due to death or disability, the optionholder or the optionholder's estate, heir or devisee may exercise the vested portion of any option during its term until one year following the employment termination date.

Except as described in the following sentence, if the option is not exercised after the end of these exercise periods, the option terminates. Notwithstanding the foregoing provisions, for so long as the Company determines not to permit option exercises under the 1998 Plan, an optionholder whose employment is terminated for any reason other than for cause may retain the vested portion of his option and the right to exercise such portion during the option term until 30 days following the date on which the Company permits option exercises to resume.

10. Except as described in the following sentence, the exercise price of the options is equal to not less than the fair market value per share of the Class A common stock underlying such options on the grant date. The Company has awarded to certain employees options to purchase a total of 277,655 shares at an exercise price which was below such fair market value.

11. The options granted may not be transferred by the optionholder other than by will or by the laws of descent and distribution, and are exercisable only by the optionholder during the optionholder's lifetime.

12. The holders of options granted under the 1998 Plan have no voting rights or other rights as stockholders, by reason of such options, prior to their exercise.

13. The 1998 Plan provides that the Company is not required to sell or issue any shares of Class A common stock upon the exercise of any option if the sale or issuance of such shares would constitute a violation by the optionholder or the Company of any provision of any law or regulation of any governmental authority, including any federal or state securities laws or regulations.

B. 2001 Plan

In January 2001, the Company's board of directors adopted the 2001 Plan to enhance the Company's ability to attract and retain highly qualified officers, key employees, outside directors and other persons, and to motivate such officers, key employees, outside directors and other persons to serve the Company and its majority-owned subsidiaries and to expend maximum effort to improve the business results and earnings of the Company, by providing such persons with an opportunity to acquire or increase a direct proprietary interest in the operations and future success of the Company. The 2001 Plan was approved by the Company's stockholders in March 2001.

The shares of Class A common stock currently available for issuance under the 2001 Plan include 5,600,000 shares authorized for issuance, shares that remain available for issuance under the 1998 Plan and shares represented by option grants under the 1998 Plan that are forfeited, expire or are canceled without delivery of shares of Class A common stock. The Company first granted options under the 2001 Plan on March 9, 2001.

As of June 30, 2001, options granted under the 2001 Plan to purchase 1,757,383 shares of Class A common stock were outstanding. These options were held of record by 894 employees of the Company and its majority-owned subsidiaries and by two non-employee directors of the Company.

No options granted under the 2001 Plan have been exercised. The Company currently has determined not to permit option exercises under the 2001 Plan until such date as the Company becomes a reporting company under the Exchange Act with respect to any class of its securities, although the Company has reserved the right to permit option exercises to commence at an earlier date.

The following is a summary of the material terms of the 2001 Plan, the current option agreements executed under the 2001 Plan and the outstanding options granted under the 2001 Plan. Notwithstanding any provision of the 2001 Plan summarized in this letter or otherwise (including any provision relating to eligible participants in the plan or the terms of options granted under the plan), the Company agrees that it will make all future option grants under the 2001 Plan in a manner consistent with the basis upon which the relief requested herein is granted for so long as the Company relies upon such relief.

1. Awards under the 2001 Plan may be made to any employee of the Company or any majority-owned subsidiary of the Company, to any non-employee director, to any adviser, consultant or other provider of services to the Company or any such majority-owned subsidiary of the Company (and any employee of such a service provider), and any other individual whose participation in the 2001 Plan is determined by the board of directors to be in the best interests of the Company. To date, options under the 2001 Plan have been granted exclusively to employees and directors of the Company and its majority-owned subsidiaries.

2. The 2001 Plan has no termination date. No incentive stock options may be granted under the 2001 Plan on or after January 18, 2011.

3. Awards under the 2001 Plan may be made in the form of stock options (which may be either incentive stock options or non-qualified stock options), restricted stock,

restricted stock units, stock appreciation rights, or any combination of the foregoing. As of the date of this letter, the Company has granted only options under the 2001 Plan. Notwithstanding any provision of the 2001 Plan summarized in this letter or otherwise, the Company agrees that, if it makes awards other than options under the 2001 Plan, it will make all such non-option awards subject to the same restrictive provisions as those that apply to options granted under the 2001 Plan.

4. The Company's board of directors administers the 2001 Plan unless and until it delegates administration to a committee consisting of one or more members of the board of directors. The board of directors has exercised its authority to delegate administration of the 2001 Plan to a committee of the board of directors, which administers the 2001 Plan with the same discretionary powers possessed by the board of directors. The committee has the discretion to determine which participants receive options, the type of option granted, the provisions of each option granted and the number of shares of stock with respect to which an option is granted. The committee also has the power to interpret the plan and the option awards granted under it.

5. Each option represents the right to purchase the number of shares of Class A common stock at an exercise price and at the times provided in the 2001 Plan or the individual option agreement.

6. The options expire ten years after the grant date, subject to earlier expiration for certain stockholders pursuant to the Internal Revenue Code and to earlier termination in certain circumstances described below.

7. The options may be exercised only to the extent vested. The options typically vest and become exercisable in four equal annual installments beginning on the first anniversary of either the option grant date or the commencement date of the optionholder's service. The options granted to two non-employee directors will vest and become exercisable on the first anniversary of the option grant date. Options granted to one senior executive vested and became exercisable with respect to 20% of the shares subject to the option on the option grant date and will vest and become exercisable with respect to 80% of the shares subject to the option in four equal annual installments beginning on the first anniversary of the option grant date. Unless otherwise provided in the individual option agreement, options will fully vest and become fully exercisable upon the death, disability or retirement of the optionholder.

8. Except as described in the following sentence, the portion of any option that is not vested and exercisable will terminate in the event of the termination of the optionholder's service for any reason. Option agreements with some employees contain non-competition covenants which, if not waived by the Company, provide that the options will remain outstanding and will continue to vest and become exercisable during the one-year term of the covenant.

9. If an optionholder's service is terminated, the optionholder is permitted to retain the vested portion of the optionholder's options, unless the termination is for cause (in which event the optionholder will forfeit the vested portion of his options). The period during which the options may be exercised depends on the circumstances of the optionholder's termination.

- If an optionholder's service is terminated, other than by death or disability or for cause, the optionholder may exercise the vested portion of any option during its term until the later of 30 days following the service termination date or 30 days following expiration of the term of any non-competition covenant contained in the individual option agreement.

- If an optionholder's service is terminated due to death or disability, the optionholder or the optionholder's estate, heir or devisee may exercise the vested portion of any option during its term until one year following the service termination date.

- If an optionholder's service is terminated by reason of the optionholder's retirement, unless otherwise provided in the individual option agreement, the optionholder may exercise the vested portion of any option during its term within three years after the retirement date.

Except as described in the following sentence, if the option is not exercised after the end of these exercise periods, the option terminates. Notwithstanding the foregoing provisions, for so long as the Company determines not to permit option exercises under the 2001 Plan, an optionholder whose employment is terminated for any reason other than for cause may retain the vested portion of his option and the right to exercise such portion until 30 days following the date on which the Company permits option exercises to commence.

10. The exercise price of the options is equal to the fair market value per share of the Class A common stock underlying such option on the grant date.

11. Except as described below, the options may not be transferred by the optionholder other than by will or by the laws of descent and distribution. During an optionholder's lifetime, only the optionholder (or, in the event of legal incapacity or incompetency, the optionholder's guardian or legal representative) may exercise an option. The 2001 Plan provides that, to the extent permitted by the Company's board of directors and under such rules and conditions as are imposed by the board of directors, an optionholder may transfer a non-qualified stock option to certain family members and to certain entities controlled by or for the benefit of such family members, provided that (1) there is no consideration for any such transfer and (2) subsequent transfers of transferred options or transfers of any interest in any such

entities to which the option is transferred are prohibited except in accordance with the foregoing conditions or by will or the laws of descent and distribution.

12. The holders of options granted under the 2001 Plan have no voting rights or other rights as stockholders, by reason of such options, prior to their exercise.

13. The 2001 Plan provides that the Company is not required to sell or issue any shares of Class A common stock upon the exercise of any option if the sale or issuance of such shares would constitute a violation by the optionholder or the Company of any provision of any law or regulation of any governmental authority, including any federal or state securities laws or regulations.

For purposes of this application, the Commission staff may rely upon the summary descriptions of the terms of the Option Plans and the option agreements under the Option Plans which are set forth in this letter. In reviewing this letter, the Commission staff may assume that we have included in the body of this letter all relevant, material provisions of the Option Plans and the option agreements thereunder. The Company agrees, as a condition of the relief requested herein, that it will not amend any material provision of any Option Plan or any option agreement thereunder in a manner that would be inconsistent with the basis upon which such relief was granted for so long as the Company relies upon such relief.

III. DISCUSSION

Section 3(a)(11) of the Exchange Act defines "equity security" to include not only any stock or similar security, but also any warrant or right to subscribe for or purchase any stock or similar security. As a result, we understand it is the Commission's staff's view that the options to purchase the Company's Class A common stock are a class of equity security so that, since more than 500 persons held the options and the Company had more than $10 million in total assets as of the last day of its most recent fiscal year, the Company would be subject to the registration requirements of Section 12(g), unless an exemption or other relief from these registration requirements were granted.

As noted above, the Company first had more than 500 record holders of options and more than $10 million in total assets as of the last day of its 1999 fiscal year (December 31, 1999). The Company has administered the Option Plans internally and was not aware that the requirements of Section 12(g) apply to optionholders. Our firm was not involved in the organization of the Company or the grant of options to such holders. Following the initiation of our representation, we did not advise the Company in connection with matters relating to the Option Plans until mid-2000. Accordingly, we did not begin to advise the Company with respect to matters relating to the Option Plans until after the date upon which the Company would have been required to register the options pursuant to Section 12(g) or to seek relief, in the form of an exemptive order under Section 12(h) of the Exchange Act or a no-action letter, from the registration requirements of Section 12(g) based on the number of record holders of options as of December 31, 1999. After we became aware that the Company had issued options to more than 500 holders, we commenced our representation of the Company in connection with this request for relief.

A. Exchange Act Registration Requirements

Section 12(g) of the Exchange Act requires every issuer meeting the jurisdictional requirements of the Exchange Act, having total assets of more than $1 million and a class of equity security held of record by 500 or more persons to register that class of equity security under the Exchange Act. Pursuant to its authority under Section 12(h) of the Exchange Act, the Commission has promulgated Rule 12g-1, which exempts from the registration requirements of Section 12(g) any issuer whose total assets on the last day of its most recent fiscal year did not exceed $10 million.

Section 12(g) was added to the Exchange Act by Section 3(c) of the Securities Act Amendments of 1964 (Pub. L. 88-467; 78 Stat. 565). Before the 1964 amendments, the only securities required to be registered under the Exchange Act were those listed on a national securities exchange.

The purpose of Section 12(g) has been expressed in various ways:

1. The preamble to the legislation enacting Section 12(g) states that its purpose was "to extend disclosure requirements to the issuers of additional publicly traded securities."

2. A report of the House Committee on Interstate and Foreign Commerce accompanying H.R. 6793, the version of the bill introduced in the House of Representatives, states that "Section 3(c) of the bill would . . . provide for registration of securities traded in the over-the-counter market and for disclosure by issuers thereof comparable to the registration and disclosures required in connection with listed securities." H.R. 6793, U.S. Code Cong. and Admin. News, 88th Cong. 2nd Sess., at pages 3027-28.

3. A release of the Commission, citing a report on its study that made the legislative recommendations on the basis of which the 1964 amendments were enacted, describes the scope of the registration and reporting provisions of the Exchange Act as extending "to all issuers presumed to be the subject of active investor interest in the over-the-counter market." Exchange Act Release No. 18189, October 20, 1981 (citing Report of the Special Study of Securities Markets of the Securities and Exchange Commission, House Committee on Interstate and Foreign Commerce, H.R. Doc. No. 95, pt. 3, 88th Cong. 1st Sess. (1963), at pages 60-62).

4. A later release of the Commission states that the numerical thresholds contained in Section 12(g) were selected because it was believed "that issuers in these categories had sufficiently active trading markets and public interest and consequently were in need of mandatory disclosure to ensure the protection of investors." Exchange Act Release No. 23407, July 8, 1986.

All of the foregoing authorities indicate that Congress intended to require Exchange Act registration by an issuer that had "publicly traded securities" or "securities traded in the over-the-counter market," and that these securities were the subject of "active investor interest in the over-the-counter market" or "active trading markets and public interest." In addition, the Congressional intent to require registration only in cases where there is active investor interest is borne out by the standards under which the Commission may grant exemptive relief from the requirements of Section 12(g).

B. Authority to Grant Relief

Section 12(h) of the Exchange Act permits the Commission to exempt an issuer from the registration requirements of Section 12(g) if it finds, "by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or the protection of investors." For the reasons discussed below, we believe it would be appropriate for the Commission or the Commission staff to grant relief from the Section 12(g) registration requirements for options granted or to be granted under the Option Plans.

1. ***Number of Public Investors.*** Section 12(h) specifies a number of factors to be considered by the Commission staff in reviewing an application for exemption from Section 12(g). The first of these factors is the number of public investors in the issuer. Because the Company grants options under the Option Plans for compensatory purposes, we do not believe that optionholders should be viewed as the kind of public investors Congress intended to protect through Section 12(g) registration. If, in the future, there are 500 or more record holders of the Class A common stock (including, for purposes of this calculation, holders who acquired Class A common stock upon exercise of options granted under the Option Plans), the Company will register the Class A common stock under Section 12(g) of the Exchange Act and file a Securities Act registration statement for the Class A common stock issuable upon exercise of the options.

2. ***Absence of Trading Interest.*** The second factor referred to in Section 12(h) is the level of trading interest in a company's equity securities. The Option Plans have been structured to preclude trading of the options. Options under the Option Plans are not transferable other than by will or pursuant to the laws of descent and distribution, except that, as described above, non-qualified stock options under the 2001 Plan are transferable to certain family members of the optionholder only to the extent permitted by the Company's board of directors and under rules and conditions imposed by the board of directors. To date, the board of directors has not authorized any such transfers. Pursuant to its undertaking described below, the Company will not permit transfers of options under the Option Plans other than transfers back to the Company, transfers by will or the laws of descent or distribution, or transfers by gift or domestic relations orders to "family members" as defined in Rule 701. Accordingly, there will be no opportunity for any trading to take place or any trading interest in the options to develop.

3. ***Nature of Issuer.*** The last factor referred to in Section 12(h) is the nature and extent of the activities of the issuer and the income or assets of the issuer. The Company remains a private company. The Company's assets and income, including those of its subsidiaries, are directly attributable to the Company's operations and sales. If there were sufficient public ownership of and trading interest in the Company's securities, consideration of the size or nature of the Company's business alone may not justify granting relief from the registration requirements of Section 12(g). However, since the Company has no public investors and no trading interest in its securities, we believe that the purposes of Section 12(g) would not be advanced by requiring the Company to register the options granted under the Option Plans solely because of the Company's business activities, income or assets.

C. Comparison to Prior Grants of Relief

1. ***The Commission's Position.*** The Commission staff has previously granted no-action relief to other applicants that sought to grant options to more than 500 employees and other plan participants. *See, e.g., Mitchell International Holding, Inc.* (December 27, 2000); *General Roofing Services, Inc.* (April 5, 2000); *Kinkos, Inc.* (November 24, 1999); *WRQ, Inc.* (December 31, 1997); *BSG Corporation* (August 1, 1995); *Superior Services, Inc.* (March 18, 1994); and *Starbucks Corporation* (April 2, 1992). Generally, the criteria for relief established in those letters included the following:

(a) Options could be granted under the plan only to eligible participants.

(b) Options could be issued under the plan without consideration, and generally at fair market value exercise prices, for the purposes of providing incentives to employees to work to improve share value.

(c) Holders of options granted under the plan could be under no obligation to exercise options, and options could not become exercisable while the issuer was relying upon the relief.

(d) Options granted under the plan could not be transferable.

(e) There could be no market or methodology by which any optionholder could receive anything of value for an option prior to its exercise, and accordingly no trading interest in the options would exist (other than limited instances in which the issuer was permitted to retain the right to cancel the option, which could involve a cash payment, if the option was exercisable prior to an initial public offering).

(f) Upon termination of employment, any options granted to the former employee would terminate.

(g) The issuer made undertakings to (1) deliver to each optionholder under the plan, within a reasonable time prior to termination, certain relevant information with respect to the options granted that was material to the decision whether to terminate employment, subject to the optionholder signing an appropriate confidentiality agreement, (2) provide to each optionholder under the plan, on a continuing basis, annual audited financial statements in accordance with generally accepted accounting principles ("GAAP") and quarterly unaudited financial statements in a format consistent with the issuer's general accounting and financial reporting practices, and such other information as was provided generally to all of the issuer's stockholders, and (3) make available to each optionholder upon request the issuer's books and records to the same extent it was obligated to make such books and records available to its stockholders, subject to the optionholder signing an appropriate confidentiality agreement.

(h) The relief requested was limited to options granted or to be granted under the plan.

The Commission staff has subsequently indicated in its Current Issues and Rulemaking Projects Outline (available on the Commission's web site, as modified on March 29, 2001) (the "Update") that it would consider granting relief in situations in which the conditions of the prior no action letters are met, with the following modifications:

1. The options may be immediately exercisable.

2. Former employees may retain their vested options.

3. Consistent with condition (d), the options must remain non-transferable in most cases, but the Commission staff will permit the options to be transferable upon the death or disability of the optionholder.

4. The stock received on exercise of the options may not be transferable, except back to the issuer or in the event of death or disability.

5. Consultants may participate in the option plan if they would be able to participate under Rule 701.

Further, the Commission staff indicated that it would premise any changes in its current position on the delivery by the company to its optionholders of essentially the same Exchange Act registration statement, annual report and quarterly report information they would have received if the company had registered the class of securities under Section 12, including audited annual financial statements and unaudited quarterly financial information, each prepared in accordance with GAAP.

Subsequent to its issuance of the Update, the Commission staff has granted no-action relief reflecting conditions consistent with those summarized above. *See, e.g., AMIS Holdings, Inc.* (July 30, 2001); *NewSouth Holdings, Inc.* (August 6, 2001); *Gen-Probe Incorporated* (August 15, 2001); and *Tality Holdings, Inc.* (September 24, 2001).

2. ***Application to the Option Plans; Undertakings by the Company.*** The following is an analysis of the Option Plans under the foregoing requirements:

Except to the extent that the Update permits directors, employees and consultants of the issuer's majority-owned subsidiaries to participate in plans eligible for no-action relief, conditions (a) and (b) were not modified by the Update and are consistent with the Option Plans. The Company agrees, as a condition of the relief requested herein, that it will grant options under the Option Plans solely to employees and directors of the Company and its majority-owned subsidiaries and to consultants to the Company and its majority-owned subsidiaries that satisfy the special requirements of Rule 701.

Condition (c) states two conditions. First, holders of options can be under no obligation to exercise those options. This condition was not modified by the Update and is consistent with the Option Plans. The second condition, that options may not become exercisable while the issuer is relying upon the relief, was modified by point 1 of the Update to permit immediate exercise. The Option Plans are consistent with this condition as modified by the Update.

Condition (d) as modified by point 3 of the Update is consistent with the Option Plans and the following undertaking by the Company. The Company agrees, as a condition of the relief requested herein, that it will not permit transfers of options as long as the Company relies upon such relief, except for transfers of options back to the Company, transfers by will or the laws of descent or distribution, or transfers by gift or domestic relations orders to "family members" as defined in Rule 701.

Condition (e) was not modified by the Update and is consistent with the Option Plans. There is no means by which an optionholder can receive anything of value for an option prior to its exercise and, accordingly, no trading interest in the options exists.

Condition (f) was modified by point 2 of the Update to allow former employees to retain their vested options, which is consistent with the Option Plans and the individual option agreements thereunder. As described above, in certain circumstances options of some employees and other optionholders may continue to vest and become exercisable following termination of their service to the Company. We do not believe that the continued vesting of options under appropriate circumstances is inconsistent with the staff's position in the Update that former employees be permitted to retain vested options, since vesting generally does not raise any compliance issues under the federal securities laws. Further, because the Commission staff has indicated in the Update that granting options to consultants eligible to participate in an option plan under Rule 701 is not inconsistent with obtaining such relief, we believe former consultants permitted by Rule 701 also should be entitled to continued vesting of options under appropriate circumstances.

Condition (g), which addressed information required to be furnished to optionholders, appears to have been superseded by the requirements that the issuer furnish holders of its options and capital stock received upon the exercise of options with essentially the same information that would be contained in an Exchange Act registration statement and in annual and quarterly reports under the Exchange Act, including audited annual and unaudited quarterly financial information prepared in accordance with GAAP. For so long as it relies upon the relief requested herein, the Company will provide the following information to the holders of options under the Option Plans and capital stock received upon the exercise of such options:

1. promptly following the grant of the relief requested herein, an information statement which contains essentially the same information the Company would be required to prepare for a registration statement on Form 10 under the Exchange Act, other than the exhibits thereto;

2. after making the information statement available, within 60 days after the end of each fiscal quarter (beginning with the fiscal quarter ending June 30, 2002), quarterly reports which contain essentially the same information the Company would prepare for a quarterly report on Form 10-Q under the Exchange Act (other than the exhibits thereto), including unaudited quarterly consolidated financial statements prepared in accordance with GAAP; and

3. within 120 days after the end of each fiscal year (beginning with the fiscal year ending December 31, 2002), annual reports which contain essentially the same information the Company would prepare for an annual report on Form 10-K under the Exchange Act (other than the exhibits thereto), including annual audited consolidated financial statements prepared in accordance with GAAP.

The Company undertakes to provide, free of charge, to each holder of options under the Option Plans and capital stock received upon the exercise of such options copies of the information statement, quarterly reports and annual reports referred to above, so long as such holder agrees to keep such documents confidential. In the event any such holder will not agree to keep such documents confidential, the Company undertakes to make such information statement, quarterly reports and annual reports available for inspection during normal business hours from the stock option administrator or human resources personnel at its corporate headquarters in Fairport, New York, and any of the Company's other business locations where such holder works.

The foregoing informational requirements will terminate if the Company becomes a reporting company under the Exchange Act, when the Company will instead comply with the informational requirements contained in the Exchange Act and the rules thereunder.

Condition (h), that the relief requested be limited to options granted or to be granted under the Option Plans, has also been met.

The Update also imposed new conditions in points 4 and 5. In the Update, as modified by subsequent guidance, the Commission staff has indicated that it would consider granting no-action relief, where, among other things, the capital stock issued upon the exercise of options is not transferable by sale, assignment, pledge, hypothecation, gift or other manner of disposition, except for transfers back to the issuer, transfers by will or the laws of descent and distribution, or transfers by gift or domestic relations orders to "family members" as defined in Rule 701 (such restrictions on transfer collectively, the "Stock Transfer Restrictions"). As discussed above, 103 current and former employees of the Company and its majority-owned subsidiaries have exercised options under the 1998 Plan to purchase a total of 282,576 shares of Class A common stock. Of such shares of Class A common stock, 251,098 shares held by 98 current and former employees may be effectuated only in compliance with the Stock Transfer Restrictions, which also will be imposed on any permitted transferee of such shares. The Company agrees, as a condition of the relief requested herein, that before it permits any additional option exercises under any Option Plan, it will restrict transfers of shares of the Company's capital stock to be received as a result of the exercise of such options. The instruments incorporating these transfer restrictions may include the Option Plans, option agreements under the Option Plans, other agreements containing transfer restrictions, or the Company's charter or bylaws. These instruments will provide that the shares of capital stock received upon the exercise of such options may not be sold, assigned, pledged, hypothecated, transferred by gift or otherwise disposed of by the holder thereof, except in compliance with the Stock Transfer Restrictions, which also will be imposed on any permitted transferee of such shares. These instruments will further provide that the Stock Transfer Restrictions will terminate upon the earlier of (1) the date on which the Company otherwise becomes a reporting company under the Exchange Act with respect to any class of its securities or (2) the date on which the Company ceases to rely upon the relief requested herein. If the Company ceases to rely upon the relief requested herein, it will become a reporting company under the Exchange Act to the extent required by Section 12(g) thereunder.

Lastly, in point 5 of the Update, the Commission staff has modified its conditions to permit consultants to participate in the plan if they would be able to do so under Rule 701. In accordance with its undertaking above, the Company will make awards under the Option Plans to consultants to the Company and its majority-owned subsidiaries only if the consultants meet the special requirements of Rule 701.

IV. CONCLUSION

Because of the absence of public investors and trading interest in the Company's securities, we believe that neither the public interest nor the protection of investors will be furthered by requiring the Company to meet the registration requirements of Section 12(g) of the Exchange Act. We therefore respectfully request that the Commission or the staff indicate that it will not require registration under Section 12(g) of the Exchange Act of the options the Company has granted or may grant under the Option Plans. We further request that this order or grant of no-action relief remain in effect until such time as the Company becomes a reporting company under the Exchange Act with respect to any class of its securities, whether in connection with a registration statement filed under the Securities Act or otherwise under the Exchange Act.

In accordance with Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. If for any reason the staff does not concur with our conclusions, we would appreciate the opportunity to confer with members of the staff by telephone prior to any written response to this letter. If you need additional information regarding this letter, or if we may otherwise be of assistance, please telephone the undersigned at (703) 610-6174 or, in my absence, Peter J. Romeo of this firm at (202) 637-5805.

Very truly yours,

Richard J. Parrino

Richard J. Parrino /B/CES

Enclosures

cc: PaeTec Corp.